

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Mark Stolper
Chief Financial Officer
RadNet, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025

RadNet, Inc.

> **Re: RadNet, Inc.**
> **Form 10-K filed March 1, 2023**
> **File No. 1-33307**

Dear Mark Stolper:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services